As filed with the Securities and Exchange Commission on June 29, 2000
                    Commission File No.


                                  UNITED STATES

                        SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB/A

                               AMENDMENT NUMBER ONE

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
            UNDER SECTION 12 (b) OR (g) OF THE SECURITIES ACT OF 1934



                              ABCO INDUSTRIES, INC.
                 (Name of small business issuer in its charter)



         NEVADA                                                 88-0439767
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)



125 NORTH WORTH, SUITE 110, MIDLAND, TEXAS                     79701
     (Address of principal executive office)                (Zip Code)



Registrant's telephone number:    (915)-682-2882



Securities registered pursuant to Section 12 (b) of the Act:

            None

Securities registered pursuant to Section 12 (g) of the Act:

            Common Stock, par value  $.001

            Preferred Stock, par value  $.001

PART I

Item 1.             DESCRIPTION OF BUSINESS


Prior to February 8th, 2000, the Company had not engaged in any business other than organizational matters.

ABCO Industries, Inc. (formally GECKO ASSOCIATES, INC.) A development company and a Nevada corporation .("The Company") was incorporated on May 9th, 1996 and was formed specifically to be a "clean public shell " for the purpose of either merging with or acquiring an operating company with assets and some operating some operating history. On October 15th, 1999 the Company's name changed to ABCO Industries, Inc.

On May 23rd, 1996, the Company issued 20,000 shares of it's par value common stock.

On October 15th, 1999 the State of Nevada approved the Company's restated Articles of Incorporation, which increased it's capitalization from 25,000 common shares of no par value stock to 50,000,000 common shared of $.001 par value and added 1,000,00 preferred shares with $.001 as its par value.

On October 15th, 1999, the Company amended its Articles of Incorporation by changing its name to ABCO Industries, Inc. and forward split it's common stock 50:1, thus increasing the number of outstanding common shares from 20,000 shares to 1,000,000 shares.

On February 8th, 2000 the Board of Directors resolved to accept an agreement for the exchange of common stock for assets between ABCO Industries, Inc., a Nevada Corporation and the Shareholders of ABC Well Services CO., Inc. a Texas Corporation

They also resolved to issue to shareholders of ABC Well Services Co., Inc 9,000,000 shares of common stock of ABCO Industries, Inc. $0.001 par value from its treasury so as the amount of shares then issued would be equal to 90% of the combined total of 10,000,000 outstanding shares in exchange for 100% of the issued and outstanding shares of ABC Well Services CO., Inc. such that ABC Well Services CO., Inc. shall become wholly owned subsidiary of ABCO Industries, Inc.

BUSINESS OF THE COMPANY

ABCO is in the oil well plugging and service industry. The Company is growing and expanding through new business in a booming industry with corporate acquisitions and mergers. These acquisitions will permit the Company to increase its area of operation while diversifying the Company's source of revenue. The following oil field services are among the Company's expertise:


A.   Oilfield Pipe Sales, Testing, Rethreading and Salvaging

B.   Well Plugging & cementing

C.   Well Remediation & Completion Services

D.   Lease Salvaging

E.   Well Operations and Acquisitions


ABCO's profitability will be enhanced by the expected increase in the price of domestic oil in the years Ahead, now at a record high since the Gulf War. Added revenues will be generated through the ownership of producing Wells and our ability to serve them internally.

The DOE's Toris (Tertiary Oil Information Study) projects that there are over 28 Billion barrels of recoverable US oil reserves in over 3,000 fields in 13 basins threatened by near term plugging and abandonment. More than 40% of these Wells to be plugged are located in Texas, ABCO's initial operating target area.

The petroleum industry in Texas has a high concentration of small independent oil operators, most of whom do not have a sufficient number of Wells or production volume to afford the equipment necessary to service their Wells. These small operators are now hiring or contracting with independent service companies to work on their production, thus eroding their profitability to the extent that their survival is doubtful. The number of service Companies in the area has subsequently thinned and because they do not own production, they are also faced with financial difficulties. ABCO will capitalize on this situation by owning the equipment needed to service and/or plug Wells.

Item 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

Plan of Operations and Acquisitions

      The Company was organized for the purpose of creating a corporate vehicle to seek, investigate and, if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms who or which desire to seek perceived advantages of a publicity held corporation. On February 8th, 2000 the Company (ABCO Industries, Inc.) acquired ABC Well Services Co., Inc., (a Texas corporation) as a wholly owned subsidiary of ABCO Industries In., in an exchange of Common Stock, Sub Curia. The primary activity of the Company is the oil field service business. The executive offices of the company are located at 125 North Fort Worth, Suite 110, Midland, Midland Texas 79701. Its telephone number is (915) 682-2882. Of the 50,000,000 shares of the ABCO's Common Stock, 1,000,000 are currently freely tradable under the Rule 144k exemption promulgated under the Securities Act of 1933. See Item 8 "Description of Securities."

ABCO will further enhance its position in the oil community by demonstrating its efficient operation of the existing company and exploiting the advantageous relationship that is available by combining a retail pipe facility with the source of used pipe and equipment from the plugging operations. The Company may further expand by the possible acquisitions of synergistic companies.

The Company presently maintains adequate cash flows for continued operations. The Company may require additional funds if an appropriate acquisition candidate is identified.

         As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing in a transaction to the Company.

         The oil well plugging and service activity is currently functioning with expertise in the area of oilfield tubular, plugging and cementing, well completion, well remediation, work-over and secondary production recovery. ABCO expects to further enhance its position in the oil community by demonstrating its efficient operation of the existing company and exploiting the advantageous relationships that is available by combining a Retail Pipe Facility with the same source of used pipe and equipment from the plugging operation. The Board of Directors is currently under negotiation for the acquisition of four other synergistic companies.

SUMMARY SOLUTIONS

Between the years 1970 and 1980 Texas became a mecca for oil and gad well drill dollars and investors found a home for "tax sheltered" profits. Thousands of Wells were drilled and completed and prematurely abandoned as surface and sub-surface equipment failures developed. Today these Wells are both an enormous problem and incredible opportunity.

Between the years 1970 and 1980 Texas became a mecca for oil and gas well drilling dollars and Investors found a home for "tax sheltered" profits. Thousands of Wells were drilled and completed and prematurely abandoned as surface and sub-surface equipment failures developed. Today these Wells are both as enormous problem and as incredible opportunity.

The Wells that must be plugged present a very attractive opportunity or ABCO. ABCO is positioned to become a major factor in helping to alleviate the state's problems and be well positioned to capitalize on an opportunity to both produce oil from formerly unproductive Wells and to plug those Wells that are a menace to the environment.


VISION

ABCO envisions a steady increase in opportunity and in growth as the inevitable depletion in the resource continues. The need for technical expertise, equipment in plugging Wells and land use recovery will become greater and more valuable each year.


New technological advances in oil and gas recovery are being introduced regularly. Many of the recent developments are applicable to our services. Given an adequate acquisition budget our company will be well positioned, with substantial reserves, to take advantage of these technologies, as they become available.

ABCO is poised with a skilled executive and management team in place, to expand rapidly to develop and service the marketplace.

The Company believes that as a result of the 1980's purging of the oilfield service business (thousands of oilfield service units were scrapped of shipped overseas) aggressive companies now in business will profit beyond expectation. Progressive companies with the foresight and expertise to acquire, hold, develop and nurture, as we plan to do now and in the future, will command admirable cash flow and attractive stock prices.

ABCO'S UNIQUE OPPORTUNITY

ABCO believes that the proliferation of well reworking and pluggings have opened a window of opportunity which must not be ignored. Equipment must be acquired to implement the intended project. Investors who recognize and understand the magnitude of the financial rewards available to the company that exploits this opportunity will be able to make the correct decision.

RATIONAL

Small lease owners cannot afford to continue to rework Wells with marginal production. This coupled with the fact that Banks do not lend against marginal production and used equipment, places the small produces in a precarious position. If an owner does nothing , government regulatory agencies can force him to plug the Wells. Many owners have abandoned Wells, leaving the problem to be solved by the taxpayer, while others continue to hang on hoping to sell their leases or obtain a loan using other collateral.

POTENTIAL

More than 65,000 marginal oil Wells are currently shut-in in Texas (over 220,000 in the United States).

In Texas they are being either plugged or abandoned at the rate of over 8,000 per year (16,000+) in the United States.

ABCO, utilizing its popular expertise:

A. Purchases, from small operators and producers, marginal Wells that were formerly not considered.

B. Takes over, at no charge, many orphan Wells that the Texas Railroad Commission (TRC) now holds in inventory.

C.       Bids on Wells to be plugged and profitability does so.

D. Contracts with major oil companies and large independent ones to alleviate their compliance problems with the TRC by either producing or plugging their low production properties.

CUSTOMER PROFILE

The targeted customers for our services include major and large independent oil companies, small lease owners and operators and the Texas Railroad Commission ( a regulatory and environmental arm of The Texas State Government). The primary reasons why most wells, Capable of continued production, and owned by the TRC are abandoned are:


A. That, contrary to popular belief, most stripper Wells are owned and/operated by small operators and not by major or large independent oil companies. These small operators do not have a sufficient number of Wells to support the costs associated with owning the equipment to rework them. When sub-surface problems appear they are forced to use contract service companies and the costs are prohibitive.

B. That, despite the fact that most small operators have contributed to an unbelievable amount of loyalty and hard work to the oil business, and are for the most part, very good businessmen, they continue to have to fight a most difficult battle. They are typical understaffed and unable to continue operating for any length of time, particularly when oil prices are low.

C. That, there is an absence of available credit facilities to support small producers and operators. Cash flow is sporadic when dealing with old equipment and the uncertainties of the weather.

Together with an aging population of oilmen and a noticeable lack of interest by the next generation of small operators, we have the reason for the proliferation of wells for plugging. There are thousands of wells in our immediate working area that fit the targeted ABCO profile. This window of opportunity is open now for our company.


COMPETITION


There are very few major competitors who operate in our area of interest due to the fact that the mentality of most oilmen is geared toward finding new discoveries and producing Wells that are in primary production. There are operators who operate stripper Wells as necessity, however the amount of work and attention required to successfully operate these Wells is overwhelming to most large and small companies. Plugging companies operating in this market are limited and regionally localized. Cementing companies with plugging equipment do not typically seek business aggressively but rather fill in down time with plugging contracts. The TRC's plugging requirements are huge and the commission has trouble finding local companies who can meet their criteria for equipment and insurance. Although the TRC comprises only a minority of the plugging permits issued, we feel strongly that this business should be pursued rather than overlooked.


MARKET SHARE

ABCO will be the most attractive alternative to prospective clientele in West & North Texas. Our ability to service the used pipe market, utilize advanced remedial techniques and plug Wells efficiently and at reasonable cost will gain ABCO the majority of the market in our operational area.

MARKETING DISCUSSION

The ABCO marketing program must contain the following major elements to achieve success:

o The ability to fully understand the problems associated with the market place.

o The financing to afford ABCO the ability to react in order to capitalize on changing.

o A research networking system incorporating governmental and private sector information concerning applicable new innovative techniques developing in our area of endeavor.

o Continuing efforts to seek out and train qualified and knowledgeable people with a visionary attitude towards the future of the company.



Item 3.  DESCRIPTION OF PROPERTY.

                        N/A



Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT

The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company capital stock, by the Company's directors and executive officers, and by all of the Company's directors as a group, as of June 9th, 2000.

(a)      Security ownership of certain beneficial owners:



      Class            Name & Address           No. of Shares         Percent
      -----            --------------           -------------         -------

      Common Stock     Pete W. Harder           4,500,000             45%
      Common Stock     Permian Petroleum        4,500,000             45%

(b)      Security ownership of Management:





      Class            Name & Address           No. of Shares         Percent
      -----            --------------           -------------         -------

      Common Stock     Pete W. Harder           4,500,000             45%
      Common Stock     Permian Petroleum        4,500,000             45%







Item 5. Directors, Executive Officers, Promoters and Control Persons Directors and Executive Officers.



The members of the Board of directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

(a)      Names and ages of directors and executive officers:



         Directors
         ---------

         Name                              Age                Birth Date
         ----                              ---                ----------

         Pete W. Harder                    46                 5-21-54


         Officers
         --------

         Pete W. Harder                    46                 5-21-54
         Pete W. Harder                    46                 5-21-54

(d)      Positions and offices held:



         Name                                      Office
         ----                                      ------

         Pete W. Harder                            Chairman of the Board
         Pete W. Harder                            President
         Pete W. Harder                            Secretary
         Pete W. Harder                            Treasurer



(e)      Term of office as director and period during which served:



         Name                  Term                Period
         ----                  ----                ------

         Pete W. Harder        One Year            February 28, 2000- to present


Item 5.  Key Management:

         Pete W. Harder is 46 years of age. He has served as President on ABC Well Service and ABC Energy Companies, Inc. for 4 years. His duties as President carry the responsibility of overseeing the entire field of operation and supervising 30- 50 employees. Mr. Harder has answered to the Texas Railroad Commission on each and every well that ABC Well and ABC Energy have plugged thus far. Under his supervision there has hot been a Well that leaked or had to be re- cemented. Mr. Harder has carried this responsibility for approximately 20 years. His personnel, equipment on the last evaluation by the Texas Railroad Commission received a 99.0 rating one of the best in the industry. The Texas Railroad Commission is asking for his services this date.


         Mr.  Harder  has   completed   the   following   schools  and  received
certificates in these schools.


         Certified Welder all materials
         Certified Diesel Mechanic
         Certified Auto Mechanic including automobiles, trucks, rigs, etc. Certified Machinist
         Transmission Specialist
         Electrical System Specialist
         Structural designs for Rigs, Cranes etc.

         With the certification of the above schools dealing with heavy equipment Mr. Harder has help the Corporation receive the 99.0 rating.

Item 6.  EXECUTIVE COMPENSATION

         Pete W. Harder, COB/President/ Secretary/Treasurer Receives an annual salary of $50,000.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Corporation was organized as "GECKO ASSOCIATES, INC." under the laws of the state of Nevada on May 9th,1996.



         On May 8, 1999, the company amended its Articles of Incorporation which changed the Company's name to "ABCO Industries, Inc.", increased it's capitalization to 50,000,000 shares of common stock, par value of $.001 and 1,000,000 shares of preferred stock with a par value of $.001. Furthermore the Company forward split its issued common stock (50:1).

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTION

         On February 8th , 2000, the Board of Directors of the Corporation passed a resolution to accept an agreement for the exchange of common stock between ABCO Industries, Inc., a Nevada Corporation and ABC Well Services Co., Inc., a Texas corporation. The Board of Directors also authorized the Transfer Agent to issue to shareholders of ABC Well Services 9,000,000 shares of the common stock of ABCO Industries, Inc., a Nevada corporation, $0.001 par value from its treasury so as the amount of shares then issued would be equal to 90% of the combined total of 10,000,000 outstanding shares, in exchange for the 100% of the issued and outstanding shares of ABC Well Services, Inc. a Texas corporation, such that Temecula Valley Inn, Inc. a Nevada corporation shall become a wholly owned subsidiary of ABCO Industries, a Nevada corporation.

         As of the date of this filing 10,000,000 shares of the common stock and none of the preferred stock was outstanding.

         Of the issued and outstanding common stock, 9,000,000 shares are held either directly or beneficially by the Corporation's sole director, Pete W. Harder and Permian Petroleum The remaining 1,000,000 shares of the issued and outstanding common stock are held by 304 shareholders who are not affiliates of the Corporation. As evidenced by the original certificates and corporate minutes, these shares were originally issued November 15th, 1996.

Item 8.  DECRIPTION OF SECURITIES

         Each shareholder of Common stock, either in person or by proxy, may cast one vote per share of Common stock held on all matters to be voted on. The presence, in person or by proxy, of the holders of a majority of the total number of shares entitled to vote constitutes a quorum for the transaction of business. Assuming that a quorum is present, the affirmative vote of a majority of the shares of the Company present in person or represented by proxy is required. The company's articles do not provide for cumulative voting or preemptive rights. There are no outstanding options or warrants of any kind for the company's stock.

PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

         As of (DATE), there were 304 stockholders of record. No dividends have been declared on the Company's stock, nor does the Company foresee any dividends being declared in the near future.

Item 2.  LEGAL PROCEEDINGS.



                        Not applicable.


Item 3.  CHANGES IN AND DISSAGREEMENTS WITH ACCOUNTS ON ACCOUNTING.

                        Not applicable.


Item 4.    RECENT SALES OF UNREGISTERED SECURITIES.

                        There have been no sales of any securities.

Item 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.


Article VII of the Company's By-laws pursuant to Nevada Statute 78.751 require the Company to indemnify and advance expenses to any officer who incurs liability or expense by reason of such person acting as director of the Corporation, to the fullest extent allowed by Nevada Law. The corporation shall indemnify any and all of its directors or officers or former directors or former officers or any person who may have served at its request as director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party by reason of being or having been directors or officers or a director or officer of the corporation, or such other corporation, except, in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct, in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-law, agreement, vote of stockholders or otherwise.

PART F/S

FINANCIAL STATEMENTS



The consolidated financial statements of the Company required to be included in Part F/S are set forth below.

                            Summary Income Statement
                       For the Month Ending March 31, 2000

                                                            Year-To-Date
                                                          $             %
                                                      ----------------------
Operating) Income
   Service Revenue
      Plugging                                        $247.826        38.47%
      Well Service                                    $258,368        40.11%
      Hot Oil                                          $11,614         1.80%
      Equipment Sales                                 $126,386        19.62%
                                                      ----------------------
                                                      $644,194       100.00%
Cost of Sales
   Cost of Sales - Salvaged Equipment                  $23,226         3.61%
Gross Profit                                          $620,968        96.39%
Operating Expenses - Direct
   Personnel Costs                                    $167.649        26.02%
   Field Expenses                                     $122,133        18.96%
                                                      ----------------------
Total Direct Operating Expenses                       $289,782        44.98%

Gross Margin from Operations                          $331,186        51.41%
Operating Expense - Indirect
   Shop Personnel Cost                                 $10,636         1.65%
   Shop Expenses                                        $4,950         0.77%
Total Indirect Operating Expense                       $15,586         2.42%
                                                       ---------------------

Net Operating) Margin                                 $315,600        48.99%
Selling. General 8 Admire Expenses
   S, G&A Personnel Cost                               $27,871         4.33%
   Other S, Expenses                                   $64,925        10.08%
                                                       ---------------------

Total S.GSA Expenses                                   $92,796        14.41%

Net Operating income                                  $222,804        34.58%
Non-Operating Income(Expense)
   Interest Expense                                    $2,505          0.52%
Total Other Income(Expense)                            $2,505          0.52%

Net Income Before Depreciation                        $220,299        34.06

Depreciation                                           $48,771         7.57
                                                       ---------------------
Net Income (Loss)                                     $171,528        26.49%

OMEGA PROPERTIES
Real Estate-Appraisal                                     P.O. Box 807
                                                          FT. Davis, Texas 79734
                                                          (915) 426-2261


April 10, 2000

A.B.C. Well Service Company, Inc.
Attn: Pete W. Harder, President
P.O. Box 3251
Midland, Texas 79702

Re: Market Value Update of a restricted Report of a Complete Appraisal of A.B.C Energy Company Dated November 17, 1997

Dear Mr. Harder:

As requested, I have reviewed the original Complete appraisal above referred business, collected and analyzed current available data, and have provided you herein with an updated estimate of the market value of the company as an ongoing business concern. The assets of the subject business consists of real estate, equipment and business were originally inspected and reviewed on various dates in March and April, 2000. With the exception on the real estate located in Glendive, Montana, all real and tangible assets comprising the subject are the same as those set forth in the original appraisal report. Reference to the original appraisal report for descriptions of the assets comprising the subject is hereby made and those descriptions are incorporated herein. The date of this report serves as the effective date of re-valuation.

As requested, this Market Value Update is presented in a Restricted Use Report format with data analysis Presented to support an estimate of value. The appraisal report meets the minimum appraisal standards set forth by the Uniform Standards of Appraisal Practice (U.S.P.A.P.) of the Appraisal Foundation, Title XI of F.I.R.R.E.A., and the Code of Professional ethics of the American Society of farm Managers and Rural Appraisers. I have researched the market for current comparable data and other pertinent information.

The following pages set forth the current market data and assumptions employed in estimating a current value for the subject business. Based on the available data, the indicated market value of the subject business as of April 10, 2000 is:

              FIVE MILLION ONE HUNDRED FORTY-SEVEN THOUSAND DOLLARS
                                 ($5,147,000.00)

It has been a pleasure to prepare this report. If you have any questions concerning the contents of this report, please feel free to call.

Respectfully submitted,

Karl F. Armstead ARA
TALCB Lic. #1322008-G                                       Walter E. King
NMREAB Lic. # 111311-G                                      Petroleum consultant

                       Assumptions and Limiting Condition

1. LIMIT OF LIABILITY The liability of the appraiser and employees is limited to the client and to the fee collected. Further, there is no accountability, obligation, or liability to any third party. 1f this report is placed in the hands of anyone other than the client, the client shall make such party aware of all limiting conditions and assumptions of the assignment and related discussions. The Appraiser assumes no responsibility for any costs incurred to discover or correct any deficiencies of any type present in the property - physically, financially, and legally.

2. COPIES & PUBLICATION, DISTRIBUTION, USE OF REPORT: Possession of this report or any copy thereof not carry with it the right of publication, nor may it be used for other than its intended use; the physical reports(s) remain the property of the appraiser for the use of 'he client - the fee being for the analytical services only.

         The Bylaws and Regulations of the American Society of Farm Managers and Rural Appraisers require each Member or Candidate to control the use and distribution of each appraisal report signed by such Member or Candidate; except as hereinafter provided, the client may distribute copies of this appraisal report In its entirety to such third parties as he may select; however, selected portions of this appraisal report shall not be given to third parties without the prior written consent of the signatories of this appraisal report. Neither all nor any part of this appraisal report shall be disseminated to the general public communication without the prior written consent of appraiser. (See last item in following list for client agreement/consent).

3. CONFIDENTIALITY Thin appraisal is to be used only is its entirety and no part is to be used without the entire report. All conclusions and opinions concerning the analysis set forth in the report were prepared by the Appraisers(s) whose signatures(s) appear on the appraisal report, unless indicated a "Review Appraiser." No change of any item in the report shall be made by anyone other than the Appraiser. The Appraiser shall haven no responsibility If any such unauthorized change is made.

         The Appraiser may not divulge the material evaluation contents of the report, analytical findings a conclusions, a give a copy of the report to anyone other than the client or his designee as specified in writing except as may be required by the American Society of Paten Managers and Rural Appraisers as they may request in of ethics enforcement or by court of law or body with the power of subpoena.

4. TRADE SECRETS: This appraisal was obtained &= Karl F. Armstead Appraiser and Consultant, or related independent contractors and consists of "trade secrete and commercial or financial information" which is privileged and confidential and exempted from disclosure under 5 U.S.C. 552(b)(4) Notify the appraiser(s) signing the report of any request to reproduce this appraisal in whole a part.

5. INFORMATION USED: No responsibility is assumed far accuracy of the information furnished by work of others, the client, his designee, a public records. I am not liable for such information or the work possible subcontractors, He advised that some of the people associated with the Appraiser and possibly signing the report are independent contractors. The comparable data relied upon this report has been confirmed with one or more: parties familiar with the transaction o from affidavit or other sources thought reasonable, all are considered appropriate for inclusion to the best of our factual judgment and knowledge. An impractical and uneconomic expenditure or time would be required in attempting to furnish unimpeachable verification in all instances particularly as to engineering and market related information. It is suggested that the client consider independent verification as a prerequisite to any transaction involving sale New, or other significant commitment of funds for the subject property.

6. TESTIMONY AND COMPLETION OF CONTRACT FOR APPRAISAL SERVICES: The contract fix appraisal, consultation or analytical services is Wiled and the total foe payable upon completion of the report. The appraiser (s) or those emitting in preparation of the report will not be asked a required to give testimony in court or hearing because of having me& the appraisal in Rill or in part, nor engage in post appraisal consultation with client or third parties except under separate and special arrangement and at additional foe. If testimony a deposition is required because of subpoena, the client shall be responsible for any additional time, fees, and charges, regardless of issuing party.

                                                            OMEGA PROPERTIES - 2

7. EXHIBITS: The sketches and map in this are included to assist the render in visualizing the property and arc not necessarily to scale. Various photos, if included for the same purpose as of the date of the photos. Site plans are not surveys unless shown from separate surveyor

8. LEGAL ENGINEERING FINANCIAL,  STRUCTURAL,  OR MECHANICAL,  HIDDEN COMPONENTS,
SOIL: No responsibility is assumed For matters legal in character of nature nor nature of surveyor of any architectural, structural, mechanical, or engineering nature No opinion is rendered as to the title, which is presumed to be good and merchantable. The property is appraised. as if free and clear unless otherwise stated in particular parts of the report.

The  legal  description  is  assumed  to be  correct  as used in this  report as furnished the client, his designee, or as derived by the appraiser. Please note that no advice is given regarding mechanical equipment or structural integrity or adequacy, nor soils and potential fix settlement, drainage (seek assistance from qualified architect and/or engineer nor matte concerning legal title status, and legal marketability (seek legal assistance The lender and owner should inspect the property before any disbursement of funds; further, it is likely that the lender or owner wish to require mechanical or structural inspections by qualified and licensed contractor civil or structural engineer, architect, or, other expert.

The appraiser has inspected as far as possible by observation the land and improvements; however, it war not possible to personally observe conditions beneath the soil or hidden structural components. We have not critically inspected mechanical components in the improvements, end no arms are made to these matters unless specifically stated and considered. In the report The value estimate considers there being no such conditions that would cause the loss in value. The land or the soil of the areas being appraised appears firm: however, subsidence in the area is unknown The appraiser(s) do not warrant against this condition or occurrence of problems arising from soil conditions.

         The appraisal is based on there being no hidden, unapparent or apparent conditions of the property site, submit, or structure or toxic materials which would reader it mart or less valuable No responsibility to assumed for any such conditions or for any expertise or engineering to discover them. All mechanical components assumed to be in operable condition made status standard flow properties of the subject type, cooling ventilating electrical, and plumbing equipment are considered to be commensurate with the condition of the balance of the improvements unless otherwise sassed. No Judgment may be made by us as to adequacy of insulation or type of insulation or energy efficiency of the improvements equipment which is assumed standard for subject age and type,

         The Appraiser assumes no responsibility for any costs or consequences arising due to the need a the lack of need for flood hazard insurance. An Agent for The Federal Food Insurance Program should be contracted to determine the actual need for Flood Heard Insurance.

9. LEGALITY OF USE: The appraisal is based on the premise that there is full compliance with all applicable federal, suet and local environmental regulation and laws unless otherwise stated In the report; further, that all applicable zoning, building, and use regulations and restrictions of all types hive been complied with unless otherwise stated in the report further, it is assumed that all required licenses, consents permits or other legislative a administrative authority by local state, federal and/or private entity or organization !lave been or can be obtained err renewed for any considered in the value estimate.

10. COMPONENT VALUES: The distribution of the total valuation in this report between land and improvements apply only under the eating program utilization The separate valuations for land end building must not be used in conjunction with any other appraisal and is invalid if so used.

11. INCLUSIONS: Furnishings and equipment and personal property as business operations, except as specifically indicated and typically considered as a part of real [illegible] disregarded with only the real acute being considered in the value estimate unless otherwise stated: In carne property typos, business and real estate interests and values are combined.

12. PROPOSED IMPROVEMENTS, CONDITIONED VALUE: improvements proposed if any, on or





                                                              OMEGA PROPERTIES 3
off-site, as well a any repairs required, are considered, for purposes of this appraisal, to be completed in good and workmanlike manner according to information submitted and/or considered by the appraisers. In calm of proposed construction, the appraisal is subject to change upon inspection of property ages construction is completed. This estimate of market value is as of the date shown, as proposed, a if completed arid operating at levels shown and projected.

13. VALUE CHANGE & ALTERATION OF ESTIMATE 8Y APPRAISER(S): The estimated market value, which is defined in the report, is subject to change with market movement over time; value is highly related to exposure, time, promotional effort, terms, motivation, and conditions surrounding the offering. The value estimate considers the productivity and relative attractiveness of the property physically sad economically in the marketplace as it contributes to as economic or social need.

         In crib of appraisals involving capitalization of income benefit the estimate of market value err investments value or value is use a reflection of such benefits and the appraiser's interpretation of income, yields, and other factors derived from general and specific chant and market information. Such estimates are reported as of a specific date; they era thus subject to change since the maker and value ate naturally dynamic.

         The "Estimate of Market Value" in the appraisal report is not based in whole or in part upon the race, color, or notional origin of the present owners or occupants of the properties in the vicinity of the property appraised.

14. CHANGE: Appraisal report and value estimates are subject to change if physical, legal entity. err financing different than envisioned at the time of writing this report became apparent at a later date.

15. MANAGEMENT OF THE PROPERTY: It is assumed that the property which is the subject of this report will be under prudent and competent ownership said management, neither inefficient nor super-efficient.

16. CONTINUING EDUCATION: The American Society of Farm Managers and Rural Appraisers conducts a voluntary program of continuing education of its designated member; ASFMRAS who meet the minimum standards of this program are awarded periodic educational certification and, ARA'S signing the report are currently certified under this program.

17. FEE: The fee for this appraisal or study is for the service rendered and not for the time spent on the physical report or the physical report Itself. The compensation (fee) for the preparation of this appraisal report has no relation to the final values repeated.

18. CHANCES & MODIFICATIONS: The appraiser(s) reserve the right to alter statements, analysis, conclusions of any value estimate in the appraisal if it becomes known to the undersigned facts pertinent to the appraisal process which were unknown to us/me at the time of report preparation.

19. MINERAL RIGHTS, NOISE, AND ENVIRONMENTAL CONCERNS: Mineral rights, noise, and environmental factors have not been given segregated consideration except a noted; they have boon treated wills the whole.

20. ACCEPTANCE OF, AND/OR USE OF THIS APPRAISAL REPORT BY THE CLIENT OR ANY THIRD PARTY CONSTITUTES ACCEPTANCE OF THE ABOVE CONDITIONS.









                                                              OMEGA PROPERTIES 4

                    Summery of Salient Facts and Conclusions

      Type of Business:                    Petroleum Service

      Location:                            Headquartered  Midland, Texas

      Intended Use of the Appraisal:       Estimate of Market Value for Internal
                                           Valuation Purposes
      Intended User of the Appraisal:      Mr. Pete Harder, President
      Property Rights Appraised:           100 Percent Ownership Interest
      Date of Valuations:                  April 10, 2000
      Assets:                              Commercial Real Estate in Andrews,
                                           Texas; equipment; rolling stock; and,
                                           service contracts

                                    Valuation
                                 Summary Chart

             Asset                                Value
             -----                                -----


           Real Estate                         $ 101,000
           Equipment & Rolling Stock           $3,600,000
           Business Enterprise                 $1,446,000

              Total                            $5,147,000

              FIVE MILLION ONE HUNDRED FORTY-SEVEN THOUSAND DOLLARS


                                 ($5,147,000.00)

                                                              0MEGA PROPERTIES 5

                    Purpose and Intended use of the Appraisal

         The purpose and intended use of this Marker Value Update to the Complete Appraisal dated November 17, 1997, is to estimate the market value of the on-going business enterprise of A.B.C. energy Company, headquartered in Midland, Midland County Texas, for the use in financial management and planning. Any other use of this report is considered an unauthorized use.


The appraisal is prepared in a Restricted Use Report format.

                           Definition of Market Value

Market value may be defined as follows:

"The most probable price in terms of money which a property should bring in a competitive and open market under all conditions requisite to a fair sale the buyer and seller each acting prudently knowledgeably and assuming the price is not affected by undue stimulus.

Implicit in this definition is the consummation of a sale a of a specified sale and the passing of title from seller to buyer under conditions whereby:

         1.       buyer and seller are typically motivated.

         2. both parties arc well informed a well advised each acting in what they consider their own best interest.

         3.       a reasonable time is allowed for exposure in the open market.

         4.       payment is made in cash or its equivalent.

         5. financing, if any, is on terms generally available in the community at the specified date and typical for the property type in its locale.

         6. the price represents a normal consideration for the property sold unaffected by special; financing amounts and/or term, fines costs, and credits incurred by the transaction."

The above definition is Born Real Estate Appraisal Terminology, Fourth Printing, AIREA, SREA:1982

                            Property Rights Appraised

The property, rights appraised are fee simple title ownership, which all rights which may be lawfully owned, for the surface estate only. The property is appraised as if free and clear and as if without liens or encumbrances. However, since such rights in realty ere separate and divisible, thus rights easy be encumbered from time to time.

                         Authorization and Intended User

Authorization to appraise the subject property was provided by Mr. Pete Harder, President of A.B.C. Energy Company. Midland, Texas, who is also the intended user. Any other user of this report is considered an unauthorized user.



                                                             OMEGA PROPERTIES  6

                     Scope of the Appraisal
in the preparation of this report, the subject property was personally inspected and the physical characteristics identified and analyzed employing information: provided by the client, information available from public and private sources. Based upon the physical characteristics composing the subject and social and economic conditions, the highest and best use of the subject is determined. Following the determination of the subject's highest and best use, market data concerning the sale of similar properties located in the general area of the subject property was researched. Research into the market sales for properties in the area included interviews with buyers, sellers, real estate brokers, other appraisers, as well as abstract and deed record starches.

For an additional indication of value, the coat approach to value was employed. This appraisal approach involves basically the summation of land value, as if the underlying real estate is absent of improvements and the depreciated value of existing improvements. Land value, as though unimproved, Is based on comparison of the subject's land area to market data pertaining to comparable land. In estimating replacement coats new (RCN) of building improvements, consideration ha' beet given to local construction cost estimates from builders active in the area a by abstraction from market data far improved properties. Three forms of depreciation are normally considered within the valuation analysis: physical deterioration of the improvements; functional obsolescence relating to layout design, configuration, materials, ex.; and, external obsolescence relative to factors outside the property that would detrimentally affect value. The amount of accrued depreciation is abstracted from the market when applicable air estimated based upon observed condition and effective age relative to total physical life.

As the subject is an on-going business enterprise, the income approach to value estimation is employed. This is an appraisal technique employed to provide an indication of value based an a relationship that exists between income generation and market value. The value of this relationship is estimated based upon a discounted wilt flow analysis of future earnings reduced to a present value by employment of a discount rate.

Following  completion the above analysis,  the value indications  obtained from
each   appraisal   technique   and   compared   and   analyzed   for   validity,
reasonableness, reliability and a determination is trade relative to the value which is considered to most accurately reflect the market value of the subject.

                     The Appraisal Process

An appraisal is art estimate of value supported by employing proper appraisal techniques. Making an appraisal is actually solving a problem, which is generally the estimation of market value as of a given date.

The appraisal process involves the interpretation of the economic sociological, physical and political forces that have an effect On a specific business. The characteristics of each business are unique and differ in many respects. Regardless of the nature of the business, the basic appraisal procedure is the same. The process involves physical inspection, proper identification of the assets comprising the tangible property, preliminary appraisal plan, data collection and analysis, application of the three (3) approaches to value determination, reconciliation of value estimates, and a final estimate of market value. The three approaches employed in the appraisal process are the cost approach, income or earnings approach and the direct sale comparison or market data approach.

In the final analysis, a brief review and a "final look" into the analysis of available data is considered. This is a process by which the appraiser evaluates data; reconciles the facts and observations; and selects a value estimate which most nearly represents what the typical, informed, prudent and rational purchaser/investor would pay for the business under appraisement 1f it were available for sale an the open market as of the valuation date.


                                                              OMEGA PROPERTIES 7

                      Equipment and Rolling Stock

The assets of the subject comprised of equipment and rolling stock are identical to that set teeth in the original report. None of these items have boast sold or salvaged and no additional items have bears added to the inventory. Routine maintenance and repairs have been executed and aside from normal depreciation wear and tear resulting from typical work related activities, the equipment appears to be in a physical and financial condition similar to that originally documented. It is noted that Rigs Nos. 1, I and 6 have had me overhauls relative to engines transmissions, tubing and swab lines. Additionally, these rigs have been re-painted and handling tools upgraded

It is noted that since the original valuation, the 1998 down-turn in the oil and gas industry has caused a consolidation of well service businesses. The consolidation was an attempt by the major well service companies to acquire competing companies that were in a financially distressed condition. Since that time, the rebound of and gas prices has resulted in well servicing work being performed by fewer firms in order to stabilize prices by limiting rig availability. Several of the major well service companies possess inactive rigs however, these rigs are not available for purchase unless the buyer executes a non-competition agreement, declares that the purchased rig be placed in service overseas. The result of this manipulation of the market is a substantial increase fir the value of operational rigs similar to those possessed by the subject business.

The following value estimates for the items of equipment and rolling, stock assets of the object business were derived based upon market comparisons of the selling prices of similar equipment the open market and/or value estimates oat forth in the N.A.D.A. "Blue Book" for Motor Vehicles.

                                    Work-over Rig Equipment


                Rig No.              Year/ Make      Mast Size(Ft)    Value
                1                    1981/ Cooper    108              $392,232
                2                    1982/Midway     108               362,790
                3                    1971/Brewster   100               292,710
                4                    1971/Brewster   100               293,120
                5                    1976/Franks     100               315,396
                6                    1965/Franks     100               296,752
                7                    1966/Cabot      100               295,191
                8                    1976/Franks     100               295,000
                9                    1978Franks      100               295,000

                Total                                                $2,838,191


                                                              OMEGA PROPERTIES 8

                                     Rolling
                                      Stock

         Unit No.         Year/make            Type                      Value

         (New)            INC Cement          Tandam Axle twin screw    $60,000
          PSI             Pump Truck
         (New)            Ford F.-600         Cement Bulk Truck          $3,500
         (New)            1979 Ford F-700     Wireline Truck            $47,200
         (New)            Case 580-D          Loader/backhoe            $14,400
         A-101            1984 Hillsboro      30' Gooseneck Trailer     $ 6,336
         A-102            1969/Freuhauf       Bulk Trailer              $16,980
         A-103           1984/Arrow           Triplex Mud Trailer       $70,446
         A-110           1996/Chevrolet       Pick-upTruck              $12,500
         A-113           1979 Mack            Truck                     $19,700
         A-115           1981/White           Cementer                 $118,000
         A-117           1994/Ford            Crew-cab P.U.             $15,500
         A-118           1993/Ford            Crew-cab P.U.             $13,000
         A-119           1993/Ford            Crew-cab P.U.             $12,000
         A-121           19941GMC             4X4 Crew-cab P.U.         $16,500
         A-122           1995/Dodge           Super-cab P.U.            $14,000
         A-123           1979/GMC             Truck                     $23,010
                         1984fFord            1-ton truck                $3,500
                         19941Ford            1-ton P.U.                 14,500
         A-126           1996/Dodge a         1-ton P.U.                 20,000
         A-130           Western Star         Truck                      17 000
           131         1997/ Chevrolet        Z-71 4X4                   17 500
            33         1990/Frei tliner       Truck                      26 550
            67         1990/Freightliner      Truck                     826,550
         Total                                                          588,672



                                                              OMEGA PROPERTIES 9

     Other Equipment
--------------------
      Unit No.       Year/Make                   T *                   Value

        A-104                             Cement Air Compressor        $ 8,962
        A-106        R. Foster                  Tongs                  $19,190
        A-108                                 107-MZIOW                illegible
        A-11      1981 trailmobile         Water tran                  $12,980
        A-114      1966 Corbett                Trailer                 $12,980
        A-127          Cage                    Backhoe                 530,680
        A-129          J & L                Bulk Trailer               $13 980
        A-116                             (equipment trailer)          $ 3,124
        A t24      1980/Clark            Low Boy Trailer               $34,810
                    Lincoln               Welding Machine              illegible
                    Sh  Made                   Trailer                 illegible
                    1981/Aztec                 Trailer                 $6,100
                    1981 Hobbe                 Trailer                 $4,800
                    1995/Gooseneck Trailer

Based upon the data act forth in the preceding charts the total estimated market value of the equipment and galling stock assets of the company is:

                   THREE MILLION SIX HUNDRED THOUSAND DOLLARS
                                 ($3,600,000.00)


                                                             OMEGA PROPERTIES 10

              Income Analysis Business Enterprises

The business of the subject is the routine servicing and maintenance of producing oil and 8" wilts; as well as the plugging and abandonment of uneconomical oft and gas wells. The- subject's services era contracted far by the owners/operators of the wells that are to be serviced a plugged. Set forth below is a summary of the subject businesses income and expenses from the past four (4) Years of operation. 'the income/expense data reflects the volatility of the business under economic conditions controlled by the oil and gas industry; however, the pod, two yaw have shown stability. Additionally, net income has risen each [illegible] the company has controlled [illegible] the overall growth rate is 34%; however, the annual growth rate ranges from 2 to 100%, further reflecting the volatility of the Industry. The annual rate of growth is expected to wry depending upon the economic conditions of the oil and gas markets and influenced by consolidation of the oil Held service sector of the industry.

                           [CHART OMITTED ILLEGIBLE]


The following chart represents an estimated discounted cash Row analysis of the subject's business over the next five (5) Years. This analysis utilizes the past three years income and expenses as the basis for projections sail employs a growth rats of 109'. per year a documented by the actual financial data Estimated future net income, is reduced to present value utilizing a discount rate of 10 patent. The reduced discount rate reflects the reduced business risk resulting from the consolidation of the well servicing industry in 1998 and 1988.


                            [CHART OMITTED ILLEGIBLE]

                                                             OMEGA PROPERTIES 11

Summary at Income Analysts

The income analysis is an appraisal technique estimating the value of the subject's business enterprise bread upon the income potential. This analysis news the subject floor an inventor's perspective wherein income is equated to value based upon a reasonable anticipated return on investment

                                                             OMEGA PROPERTIES 12

The subject's projected income stream over a five year period was reduced to presort valor utilizing a 10 Percent discount rate. income and expense estimates were derived from historical records furnished by the client.

The subject's net income compared to total asset value indicates an average raft of return on assets of 11.35 [illegible] the next five (5) years, prior to depreciation and interest expenses. This rate of return on asset value is considered to be comparable to yields obtained from alternate cash investment vehicles, especially when investment risk is taken into consideration. Passive cash investment vehicles utilized with amounts comparable to the base of this business, such as mutual funds, have been yielding 4 to 20 percent carom on investment over the past two years.

As a result of the subject business estimated return on asset value over the next flue years, a five (5) part is deemed appropriate in estimating the value of the business enterprise when compared to returns from alternate investment vehicles.

Based upon the analysis set forth, the indicated value of the subject's business enterprise, as of April 10, 2000 is:

               ONE MILLION FOUR HUNDRED FORTY-SIX THOUSAND DOLLARS
                                 ($1,446,000.00)

                                                             OMEGA PROPERTIES 13

                              Summary of Valuation

The purpose of this appraisal is to estimate the market value of the assets of ABC. Energy Company. The business is engaged in the service sector of the oil and gas industry. The assets of the subject Is composed of real estate, equipment, rolling stock and the business enterprise. The preceding report set forth the tangible and intangible company assets and the component market values.

Based upon the data end analysis presented in this report, the value of ABC. Energy Company is set forth in the following chart.

                             Valuation Summary Chart

            Asset                                  ...............Value
         Real Estate                               ..............$ 101,000
  Equipment & RollinG Stock                        .............$3,600,000
     Business Enterprise                           .............$1,446,000
            Total                                  .............$5,147,000

              FIVE MILLION ONE HUNDRED FORTY-SEVEN THOUSAND DOLLARS
                                 ($5,147,000.00)


                                                             OMEGA PROPERTIES 14

                                  Certification

We certify that, to the best of our knowledge and belief,...

         -the statements of fact contained in this report [illegible]

         -this reported analysis, opinions, end conclusions, era limited only fir. the reported assumptions and limiting conditions, and are our personal, professional analysis, opinions, and conclusions;

         -we have no present or prospective intent in the property that is the subject of this report.

         -we have no personal bias regarding the property that is the subject of this report or to any parties involved

         -our compensation is not contingent on an action or event resulting from the analysis, opinions, or conclusions in, or the we of, this report.

         -our analysis, opinions, and conclusions were developed and this report was prepared, in conformity with the requirments of the Uniform Standards of Professional Appraisal Practice (U.S.P.A.P.) and the Code of Professional Ethics of the American Society of Funs Managers Rural Appraisers.

         -the use of this report is subject to the requirements of the Texas Appraisers License and Certification Board, the New Mexico Real Estate Appraiser; Board and the American Society of Farm Managers and Aura) Appraisers relating to review by their duly authorized repreentatives

         I, Karl F. Armstead am currently certified under the voluntary continuing education rules of the Texan Appraises License and Certification Board. the New Mexico Real Estate Appraisers Board and American Society of Farm Managers and Aural Appraisers.



         -we have read a personal inspection of the property that is the subject of this report. ; -based open the analysis, as set forth in the preceding page, and upon my experience, the estimated Market Value of said property, under the assumptions and conditions as stated as of April 10, 2000. L:

              FIVE MILLION ONE HUNDRED FORTY-SEVEN THOUSAND DOLLARS

                                 ($5,147,000.00)




         April 10, 2000


                                                   Carl F. Armstead A.R.A.,
                                                   Certified General Real
                                                   Estate Appraiser
                                                   License No. 134,


                                                   New Mexico Certified General
                                                   Real Estate Appraiser
                                                   License No.11131 1-G
                                                   Walter E. King



                                                             OMEGA PROPERTIES 15

                             Qualifications of Karl F. Armstead

         Education

                  Graduate   Catalina High School. Tucson, Arizona 1961
                  Bachelor of Science Degree in Range Management University of Arizona
                  Graduate Studies University  of Texas of the Permin Basin 1976


                   Technical Training

                              [Document illegible]















                                                             OMEGA PROPERTIES 16

              Representative
              Clients

                  Abell-Hangar Foundation
                  Ameritrust
                  Bank One Texas N.A. - Trust Department
                  Bank One Arizona, N .A - Agribuisness Department
                  Boatman's Pint Interstate Bank of Oklahoma - Trust Department Boatmen's Bank of TX. San Angelo, TX
                  Boldrick R Clifton - Attorney-at-Law
                  Brocken Lindemood - Attorney-at-Law
                  Bullock, Soon, Neisig R Owens - Attorney-at-Law
                  City National Bank - Colorado [illegible]
                  Cotton, Bledsoe, Tighe R Dawson- Attorney-at-Law
                  Del Rio Bask and Trust
                  Energas
                  Farm Services Agency (F.S.A., Fm.H.a.
                  Pasken Oil A Ranch Ltd.
                  Federal Land Bank of [illegible]
                  Finn National Bank of Dons Ana County, New Mexico
                  Fist National Bank of Precos, TX
                  First Presidio Bank First [illegible]
                  Port Davis State Bank
                  Noisy, Davis, Wren, Bristow A. Resner - Attorney-at-Law Hinkle, Coot, Eaton Coffiels & Hensley - Attorneys-at-Law Krasfur Gordon & Mat - Attorneys-at-Law
                  Lynch, Chappel & Alsup - Attorneys-at-Law
                  Slier* National Bank
                  Munce A Galatzan - Attorneys-at-Law
                  NationsBank of Texas. NA o Trust Real Department
                  Norwell Bank of New Mexico, Roswell,  New Mexico
                  O'Daniel Farm and Ranch
                  Orxy Energy Company
                  Parker Ranchlands
                  Pittsburg National Bank - Trust Real Estate Department Resolution Trust Corporation
                  Saunders Norval  -  Attorneys-at-Law
                  Security [illegible] Bank of Pecos, TX
                  Stubbman, McRae Sealy and Browder - Attorneys-at-law
                  Texas Commerce Bank
                  Pacific Land Trust
                  Texas National Bank - Midland, TX
                  Vast  Ranches  U.S.  Department  of Housing  and Urban
                  Development

                 References -
                 Available Upon
                 Request

                                                           OMEGA PROPERTIES - 17

                                TABLE OF CONTENTS



                                                                           PAGE

         INDEPENDENT AUDITORS' REPORT........................................1

         ASSETS..............................................................2

         LIABILITIES AND STOCKHOLDERS' EQUITY................................3

         STATEMENT OF OPERATIONS.............................................4

         STATEMENT OF STOCKHLDERS' EQUITY....................................5

         STATEMENT OF CASH FLOWS.............................................6

         NOTES TO FINANCIAL STATEMENTS.......................................7-8

                        FORMERLY GECKO ASSOCIATES, INC.)
                          (A DEVELOPMENT STAGE Company



                              FINANCIAL STATEMENTS
                                October 31, 1999
                                December 31, 1999
                                December 31,1997

                             BARRY L. FRIEDMAN, P.C
                            Certified Public Account




1582 TULITA  DRIVE                                         OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                                   FAX NO. (702) 896-0278

Board of Directors                                             November 5, 1999
ABCO Industries, Inc.
Austin, Texas



                          INDEPENDENT AUDITORS' REPORT


         I have audited the accompanying Balance Sheets of ABCO Industries, Inc., (Formerly Gecko Associates, Inc.), (A Development Stage Company), as of October 31, 1999, December 31, 1998, and December 31, 1997, and the related statements of operations, stockholders' equity and cash flows-for period January 1, 1999, to October 31, 1999, and the two years ended December 31, 1998, and December 31, 1997. These financial statements are the responsibility of-the Company's management. My responsibility is to express. an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating ,the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABCO Industries, Inc., (Formerly Gecko Associates, Inc.), (A Development Stage Company), as of October 31, 1999, December 31, 1998, and December 31, 1997, and the results of its operations and cash flows for the period January 1, 1999, to October 31, 1999, and the-two years ended December 31, 1998, and December 31, 1997, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  Barry L. Friedman
------------------------
Barry L. Friedman
Certified Public Account

                              ABCO INDUSTRIES, INC.
                        (FORMERLY GECKO ASSOCIATES, INC.)
                         ( A Development Stage Company)

                                  BALANCE SHEET


                                     ASSETS

                                          October       December       December
                                          31, 1999      31, 1998       31,  1997
                                          --------------------------------------

CURRENT ASSETS                            $      0      $     0        $      0

         TOTAL CURRENT ASSETS             $      0      $     0        $      0

OTHER ASSETS                              $      0      $     0        $      0

         TOTAL OTHER ASSETS               $      0      $     0        $      0

         TOTAL ASSETS                     $      0      $     0        $      0
















The accompanying notes are an integral part of these financial statements.

                              ABCO INDUSTRIES, INC.
                        (FORMERLY GECKO ASSOCIATES, INC.)
                          (A Development Stage Company)



                                  BALANCE SHEET



                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                               October      December    December
                                               31, 1999     31, 1998    31,1997
                                               ---------------------------------

 CURRENT LIABILITIES
       Officers Advances    (Note #6)          $     550    $       0   $      0

TOTAL CURRENT LIABILITIES                      $     550    $       0   $      0
STOCKHOLDERS' EQUITY (Note #1)

      Preferred stock, par -value,$.001
      authorized 1,000,000 shares
      issued and outstanding at
      October 31, 1999-None                    $       0
      Common stock, no par value,
      authorized 25,000 shares
      issued and outstanding at
      December 31, 1997-20, 000 shares                                  $  2,000
      December 31, 1998-20, 000 shares                      $   2,000

      Common stock, par value $ .001
      authorized 50,000,000 Shares
      issued and oustanding at
      October 31, 1999-1,000,000 shares            1,000            0          0
      Additional paid in Capital                   1,000
      Deficit accumulated during
      the developmental stage                      -2550       -2,000     -2,000

    TOTAL STOCKHOLDERS' EQUITY                 $     500    $       0   $      0


  TOTAL LIABILITIES AND
  STOCKHOLDERS EQUITY                          $       0    $       0   $      0



                                 ABCO INDUSTRIES
                        (FROMERLY GECKO ASSOCIATES, INC.



                             STATEMENT OF OPERATIONS


                                      Jan. 1,          Year            Year          May9, 1996
                                      1999 to          ended           ended         (inception)
                                      Oct. 31          Dec. 31         Dec. 31       to Oct. 31,
                                       1999             1999            1999          1999
                                      ----------------------------------------------------------

INCOME
 Revenue                              $      0        $      0         $      0      $      0
                                      ----------------------------------------------------------

EXPENSES
    General, Selling
     and Administrative               $    550        $      0         $      0      $  2,550
                                      ----------------------------------------------------------

           Total Expenses             $    550        $      0         $      0      $  2,550
                                      ----------------------------------------------------------

Net Profit/ Loss (-)                  $   -550        $      0         $      0       -$2,550
                                      ----------------------------------------------------------

Net Profit/ Loss (-)
Per weighted
Share (Note #1)                       $ -.0006        $    NIL         $    NIL       $-.0026
                                      ----------------------------------------------------------

Weighted average
Number
Shares outstanding                    1,000,000       1,000,000        1,000,000      1,000,000
                                      ----------------------------------------------------------








The accompanying notes are an integral part of these financial statements.




                              ABCO INDUSTRIES, INC.
                        (FORMERLY GECKO ASSOCIATES, INC.
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                       Common Stock               Additional        Accumu-
                                      -------------------         paid-in            lated
                                       Shares      Amount         Capital           Deficit
                                      --------   --------         ----------        -------

  Balance,
  December 31, 1996                   20,000     $ 2,000          $        0         -2,000
  Net loss year ended
  December 31, 1997                                                                       0
  Balance,
  December 31, 1997                   20,000     $ 2,000          $        0        $-2,000
  Net loss year ended
  December 31, 1998                                                                       0

  Balance,
  December 31, 1998                   20,000     $ 2,000          $        0        $-2,000

October 15, 1999
changed from no par
value to $ .001                                  -1, 980              +1,980
October 15, 1999
   forward stock split
   50:1                              980,000                            +980           -980

Net loss,
January 1, 1998 to
October 31, 1999                                                        -550
Balance,
October 31, 1999                   1,000,000     $ 1,000          $    1,000         $2,550





                              ABCO INDUSTRIES, INC.
                        (FORMERLY GECKO ASSOCIATES, INC.)
                          (A Development Stage Company)



                             STATEMENT OF CASH FLOWS


                                          Jan. 1,       Year          Year          May 9, 1996
                                          1999, to      Ended         Ended         (inception)
                                          Oct. 31,      Dec. 31,      Dec. 31,      to Oct. 31,
                                           1999          1998          1997              1999
                                          -----------------------------------------------------

  Cash Flows from
  Operating Activities
   Net Loss                               $    -550    $       0     $       0      $  -2,550
   Adjustment to
   reconcile net loss
   to net cash
   provided by operating
   activities                                     0            0             0              0
  Changes in assets and
  liabilities
   increase in current
   Officers Advances                           +550                          0           +550

 Net cash used in
 operating activities                     $       0    $       0     $       0      $  -2,000

 Cash Flows from
 investing activities                             0            0             0              0

 Cash Flows from
 Financing Activities
   Issuance of common
   stock for cash                                 0            0             0         +2,000

 Net increase(decrease
 in cash                                  $       0    $       0     $       0      $       0

Cash,
beginning oz period                               0            0             0              0

Cash,
end of period                             $       0    $       0     $       0      $       0



Accompanying notes are an integral part of these financial statements.

                              ABCO INDUSTRIES, INC
                        (FORMERLY GECKO ASSOCIATES, INC.
                          (A Development Stage Company)


                          NOTES TO FINANCIAL STATEMENTS
            October 31, 1998, December 31, 1998 and December 31, 1997



NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was organized May 9, 1996, under the laws of the State of Nevada, as Gecko Associates, Inc. On October 15, 1999, the Company's name changed to ABCO, Industries, Inc. The company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.)

         On May 23, 1996, the company issued, 20,000 shares of its no par value common stock for $2, 000.00 cash.

         On October 15, 1999, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 25,000 common shares of no par value stock to 50,000,000 common shares of $.001 par value and added 1,000,000 preferred shares, with $.001 as its par value.

         On October 15, 1999, the Company forward split it's common stock 50:1, thus increasing the number of outstanding common shares from 20, 000 shares to 1,000, 000 shares.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

         Accounting policies and procedures have not been determined except as follows:

         1.       The Company uses the accrual method of accounting.

         2. Earnings per share is computed, using the weighted average number of common shares outstanding

         3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3 - GOING CONCERN

          The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

                              ABCO INDUSTRIES, INC.
                        (FORMERLY GECKO ASSOCIATES, INC.
                          (A Development Stage Company)


               NOTES TO FINANCIAL STATEMENTS CONTINUED October 31,
                 1999, December 31, 2998, and December 31, 1997


NOTE 4 - WARRANTS AND OPTIONS

         There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

NOTE 5 - RELATED PARTY TRANSACTION

         The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have net been reflected therein. The officers and directors of to Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may race a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6 - OFFICERS ADVANCES

         While the Company is seeking additional capital through merger with an existing operating company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

PART III



Item 1.  INDEX TO EXHIBITS


Exhibit 1.   Articles of Incorporation.

Exhibit 2.   Amendment to Articles of Incorporation.

Exhibit 3.   Bylaws.

Exhibit 4.   Resolution of Board of Directors.

Exhibit 5.   Agreement for the Exchange of Common Stock.

Exhibit 6.   Affidavit of Wayne Gronquist


ITEM 2.  Description of Exhibits.





                                  SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Supreme Hospitality
                                            -------------------
                                                (Registrant)

Date:  June 29, 2000                        By:  /s/  Pete W. Harder
                                            ----------------------------------
                                                      Pete W. Harder, President

Exhibit 1.    ARTICLES OF INCORPORATION STATE OF NEVADA

Secretary of State

Filed: May 9th, 1996

Name of Corporation:  ABCO Industries, Inc.(Formerly GECKO Associates, Inc.)

Resident Agent:  Nevada Corporate Services
                 1800 Sahara, Suite 107.
                 Las Vegas, NV., 89104



Number of Shares the corporation is authorized to issue:

50,000,000 Common
1,000,000 Preferred

Governing Board shall be styled as Directors.
Board of Directors shall consist of 1 member, Pete W. Harder



Signature of Incorporator;

Incorporator signing the articles:

/s/ Pete W. Harder
------------------
125 North Ft. Worth, Suite 110
Midland, Texas  79701



Exhibit 2.    Amendment to Articles of Incorporation.

ARTICLE FIRST

That the total number of shares to be issued by the Corporation is Fifty Million (50,000,000) Common with a par value of one hundredth of a cent ($0.0001) and one million preferred with a par value of one hundredth of a cent ($0.0001).

/s/  Pete W. Harder
-------------------


Exhibit 3.    Bylaws.

BYLAWS OF ABCO Industries, Inc. (Formerly GECKO Associates, Inc.)
(A Nevada Corporation)

Exhibit 4.    Resolution of Board of Directors

Exhibit 5.    Agreement for the Exchange of Common Stock.

Exhibit 6.    Affidavit of Wayne Gronquist.

                                                                       EXHIBIT 1




                            ARTICLES OF INCORPORATION
                                       OF

                              GECKO ASSOCIATES INC.



Know all men by these presents:

That we the Undersigned, have this day voluntarily associated ourselves together for the purpose forming a corporation under and pursuant to the provisions of Nevada Revised Statutes 78.010 To Nevada Revised Statutes 78.090 inclusive, as amended, and certify that;

                                    ARTICLE I

The name of this corporation is Gecko Associates, Inc. the name and post office address of the incorporator signing the Articles of Incorporation is: Richard D. Fritzler 1800 E. Sahara Suite 107 La: Vegas, Nevada 89104. The name and address of the First member of the First Board of Directors is: Richard D. Fritzler 1800
E. Sahara Suite 10, Las Vegas, Nevada 89104.



                                   ARTICLE II

The Resident Agent of this corporation in Nevada shall be Nevada Corporate Services located at 1800 E. Sahara, Suite 107, Las Vegas, Clark County, Nevada, 89104. Offices for the transaction of any business of the Corporation, and where meetings of the Board of Directors and of Stockholders may be held, may be established and maintained in any other part of the State of Nevada, or in any other state, territory or possession of the United States of America, or in any foreign country as the Board of Directors may, from time to time determine.

ARTICLE III The nature of the business and the objects and purpose proposed to be transacted promoted or carried on by the Corporation is to conduct any lawful activity in accordance with the Lawss of the State of Nevada and the United States of America including but not limited to tile following:

         1) Shall have the rights privileges and powers as may be conferred upon a corporation buy any exiting law.

         2) May at any time exercise such rights, privileges and powers, when not inconsistent with the purposes and objects for which this corporation is organized.

         3) This corporation shall have perpetual existence.

         4) To sue or be sued in any Court of Law.

         5) To make contracts.

         6) To hold. purchase and convey real and personal estate and to mortgage or lease and such real and personal estate with its franchises. The power to hold real and personal estate :hall include the power to take the same by device or bequest in this state, or in any other state. territory or country.

         7) To appoint such officers and agents as the affairs of the Corporation shall require, and to allow them suitable compensation.

         8) To make By-Laws not inconsistent with the Constitution or Laws of the United States. or of the State of Nevada, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business, and the calling and holding of meetings of its Stockholders.

         9) To wind up and dissolve itself, or be wound up and dissolved, according to existing law.

         10) To adopt or use a common seal or stamp and alter the same at pleasure. The a use of a seal or stamp by the Corporation on any corporate document is not necessary. The Corporation may use a seal or stamp if it desires, but such use or nonuse shall affect the legality of the document

         11) To borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures, and other obligations and evidences of indebtedness, payable at a specific time or times, or payable upon the happening of a specified event or events, whether secured by mortgage pledge or other security, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for any other lawful object.

         12) To guarantee purchase, hold, take, obtain receive, subscribe for, own, use, dispose of, sell, exchange, lease, lend assign mortgage, pledge, or otherwise acquire, transfer or deal in or with bonds or obligations of, or shares, securities or interests in or issued by, any person, government, governmental agency or political subdivision of government, and to exercise all the rights, powers and privileges of ownership of such an interest, including the right to vote, if any.

         13) To purchase, hold, sell and transfer shares of its own capital stock, and use therefore its capital, capital surplus. surplus, or other property or funds.

         14) To conduct business, leave one or more offices, and hold, purchase, mortgage and convey real and personal property in this state, and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia, and any foreign countries.

         15) To do everything necessary and proper for the accomplishment of the objects enumerated in it, Articles of Incorporation or in any amendment thereof or necessary or incidental to file the protection and benefit of the Corporation and, in general, to carry on any lawful business necessary or incidental to the attainment of the objects of the Corporation, whether or not the business is similar in nature to the objects set forth in the Articles of Incorporation, or in any amendment thereof.

         16) To make donations for public welfare or for charitable, scientific or educational purposes.

         17) To enter into partnerships general or limited. or joint ventures, in connection with any lawful activities.


                                   ARTICLE IV

The capital stock of this corporation shall consist of twenty-five thousand shares of common stock (25,000), without nominal or par value, all of which stock shall be entitled to voting power. The Corporation may issue the shares of stock for such consideration as may be fixed by the Board of Directors.

                                    ARTICLE V

The members of the governing board of this corporation shall be styled directors. The Board of Directors shall consist of at least one (I) person. The number of directors of this corporation may, from time to time, be increased or decreased by an amendment to the By-Laws in that regard and without the necessity of amending the Articles of Incorporation. A majority of the Directors in office, present at any meeting of the Board of Directors, duly called, whether regular or special, shall always constitute a quorum for the transaction of business, unless the By-Laws otherwise provide.

                                   ARTICLE VI

This corporation shall have a president a secretary a treasurer, and a resident went, to he chosen by the Board of Directors, any person may hold two or more offices.

                                   ARTICLE VII

The capital stock of the Corporation, after tile fixed consideration thereof has been paid or performed, shall not be subject to assessment, and the individual Stockholders of this corporation shall not be individually liable for the debts and liabilities of the Corporation, and the Articles of Incorporation shall never he amended as to the aforesaid provisions.

                                  ARTICLE VIII

The Board of Directors is expressly authorized: (subject to the By-Laws, if any, adopted by the Stockholders)

         1) To make, alter or amend the By-Laws of the Corporation.

         2) To fix the amount in cash or otherwise. to be reserved working capital.
         3) To authorize and cause to be executed mortgages and liens upon the property and franchises of the Corporation.

         4) To by resolution car resolutions passed by a majority o1 the whole board designate one or more committees, each committee to consist of one or more of the Directors of the Corporation, which , to the extent provided in the resolution or resolutions or in the By-Laws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and play have power to authorize the seal of the Corporation to be affixed to all papers or. which the Corporation desires to place a seal. Such committee or committees shall have such name or names as play be stated in the By-Laws of the Corporation or as may be determined from time to time by resolution adopted by tile Board of Directors.

         5) To sell, lease or exchange all of Its property and assets. including its goodwill and its corporate franchises, upon such terms and conditions as tile board deems expedient and for the best interests of the Corporation, when and as authorized by the affirmative vote of the Stockholders holding stock in the Corporation entitling them to exercise at least a majority of the voting power given at a Stockholders meeting called for that purpose.

                                   ARTICLE IX

 The Directors of this corporation need not be Stockholders.


                                    ARTICLE X

In the absence of fraud no contract or other transaction of the Corporation shall be affected by the fact that any of the Directors are in any way interested in, or connected with any other party to such contract of transaction, or are themselves, parties to such contract or transaction provided that this interest in any such contractor transaction of any such director shall at any time he fully disclosed or otherwise known to the Board of Directors, and each and every person << ho may become a director of tile Corporation is hereby relieved of any liability that might otherwise exist from contracting with the Corporation for the benefit of himself or any Firm, association or corporation in which lie may be in any way interested.

                                   ARTICLE XI

No director or officer of the Corporation shall be personally liable to the Corporation or any of it; Stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer' provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the Stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

                                   ARTICLE XII

Except to the extent of denied by Nevada Revised Statutes 78.265 Shareholders shall have no preemptive right to acquire shares, treasury shares or securities convertible into shares, of this corporation.

I, the undersigned, being the incorporator hereinbefore name for rite purpose of forming a corporation pursuant to the general corporation law the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the fact; herein stated are true, and accordingly have hereunto set my hand.

                             ----------------------






                State of Nevada
                )

                )ss
                Clark County

                )

On April 23, 1996 personally appeared before me, the undersigned, a Notary Public, Richard Fritzler, known to me the person whose name is subscribed to the foregoing document and acknowledged to me that he executed the same.


----------------------

Norary Public-State Of Nevada
                     COUNTY OF CLARK

                My Com mission Expires
                       October 5, 1998

                                                          Notary Public.

                     CERTIFICATE OF ACCEPTANCE OF APPOINMENT
                                BY RESIDENT AGENT



         In the matter of Gecko Associates Inc.

         Nevada - Corporate Services, address at:

         1800 East Sahara Suite 107, City of Las Vegas,  County of Clark,  State
         of  Nevada,   hereby  accept  appointment  as  Resident  Agent  of  the
         above-entitled corporation in accordance with N RS 78.090.

         FURTHERMORE, that the principal office in this State is located at 1800 East Sahara suite 107, City of Las Vegas, County of Clark, State of Nevada,


         IN WITNESS WHEREOF, I have hereunto set my hand April 23. 1996.





                                                   --------------------------
                                                   For Nevada Corporate Services
                                                       RESIDENT AGENT


         State Of Nevada )

                         ) SS

         County of Clark )

         On April 23, 1996 personally appeared, before me the undersigned Notary Public, Richard Fritzler, Known to me as the person whose name is subscribed to the foregoing document, and acknowledged to me that he executed the same.

                                           Notary Public-
                                               State Of Nevada


                                          COUNTY OF CLARK

                                          ALAN HERBERT RUSSELL,
                                          My Commission Expires October 5, 1998

         NRS 78.090 Except during any period of vacancy described in NRS 78.097, every corporation shall have a resident agent, who may be either a natural person or a corporation, resident or located in this state, in charge of its principal office. The resident agent may be any bank or banking corporation, or other corporation. located and doing business in this state-The certificate of acceptance must be filed at the time of the initial filing of the corporate papers.

                                                                       EXHIBIT 2

              CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                            (after issuance of stock)

OCTOBER 1999

                             GECKO ASSOCIATES, INC.
                             -----------------------
                               Name of Corporation

  We the undersigned PRESIDENT and SECRETARY of GECKO ASSOCIATES,INC. Do hereby certify:



         That the Board of Directors of said corporation at a meeting duly convened, held the 8th of October,1999. adapted a resolution to amend the original Articles as follows:


Article #1 is hereby amended to read as follows:

The name of the corporation shall be ABCO INDUSTRIES, INC.

Article #4 is hereby amended to read as follows:

"The article stock of the corporation shall be Fifty Million (50,000,000) shares of common Stock(par value $.001) and One Million (1,000,000) shares of Preferred Stock (par value $.001)

The number of shares of the corporation outstanding and entitled to vote on as amendment so the Articles of Incorporation on is 20,000 that the said changes and amendment been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled 0o vote thereon.


----------------
WayneGronquist
President

 -------------------------
 Wayne Gronquist Secretary

                          State of Texas   County of

On personally appeared before me, a Notary Public who acknowledged that he executed the above instrument.

                                                    THOMAS GARRET
                                                    Notary PVC State Texas

                                                                       EXHIBIT 3

                                   BYLAW'S OF

                             GECKO ASSOCIATES, INC.

                              A NEVADA CORPORATION



                         ARTICLE I STOCKHOLDERS MEETINGS

         A) ANNUAL MEETINGS shall be held on or before the end of April of each year, or at such other time as may be determined by the board of directors or the president, for the purposes of electing directors. and transacting such other business as may properly come before the meeting.

         B) SPECIAL MEETINGS may be called at and? time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of a majority of the shares then outstanding and entitled to vote.

         C) WRITTEN NOTICE stating the time and place of the meeting. signed by the President or the Secretary, shall be served either personally or by mail, not less than ten (10) nor more than sixty 60) days before the meeting, upon each Stockholder entitled to vote Said notice shall state the purpose for which the meeting is called. no other business may be transacted at said meeting, unless by unanimous consent of all Stockholders present, either in person or by proxy.

         D) PLACE of all meetings shall be at the principal office of the Corporation, or at such other places as the Board of Directors of the President may designate.

         E) A quorum necessary for the transaction of business at a Stockholder's meeting shall be a majority the stock issued and outstanding, either in person or by proxy if a quorum is not present the Stockholders present may adjourn to a future time. and notice of the future time must he served' as provided in Article I. C), if a quorum is present they may adjourn from day to day. without notice.

         F) VOTING: Each stockholder shall have one vote for each share of Stock registered 111 Ills name 011 tile books of tile Corporation, a majority vote shall authorize any Corporate action. except the election of the Directors, who shah he elected by a plurality of the votes cast.

         G) PROXY: At any meeting of the stock? holders any stockholder play he represented and vote by a proxy, appointed in writing and signed. No proxy shall be valid after the expiration of six (6 months from date of its execution unless the person executing it specifies the length of time it is to continue in force which in no case shall exceed seven (7) years from Its execution

         H) CONSENT: Any action, except election of Directors, which may be taken without a vote of stockholders at a meeting may at a taken without a meeting if authorized by a written consent of shareholders holding at least a majority of the voting power.

                          ARTICLE II BOARD OF DIRECTORS

         A)OFFICE: At least one person chosen annually by the stockholders shall constitute the Board of Directors. Additional Directors may be appointed by the Board of Directors. The Director's term shall be for one year, and Directors may be re?elected for successive annual terms.

         B) DUTIES: The Board of Directors shall be responsible for the control and management of the affairs. property and interests of Corporation and may exercise cell powers of the Corporation, except as :Ire in the Articles of Incorporation or by statute expressly conferred upon or reserved to the stockholder.

         C) MEETINGS: Regular meetings of the Board of Directors shall be field immediately following the annual meeting of the stockholders, at the place of the annual meeting of the stockholders, or at such other time and place as the Board of Directors shall by resolution establish. Notice of any regular meeting shall not be required, unless the Board of Directors shall change the time or place of the regular meeting notice must be given to each Director who was not present at the meeting at which change was made. Special meetings may be called by the President or by one of the Directors at such time and place specified in the notice or waiver of notice thereof. The notice of special meeting shall be mailed to each Director at least live (5) days before the meeting day, or if the notice is delivered personally, by telegram or telephone then the notice must be delivered the day before the meeting. Special meetings may be called without notice, provided a written waiver of notice is executed by a majority of the Board of Directors.

         D) CHAIRMAN: At all meetings of the Board of Directors, the Chairman shall preside. If there is no Chairman one shall be chosen by the Directors.

         E) QUORUM A majority of the Board of Directors shall constitute a quorum.

         F) VACANCIES: Any vacancy in the Board of Directors, unless the vacancy was caused by stockholder removal of a Director shall be filled for the unexpired term by a majority vote of the remaining Directors, though less than a quorum at any regular or special meeting of the Board of Directors called for that purpose.

         G) A RESOLUTION in writing signed by a majority of the Board of Director, shall constitute action by the Board, with the same force and effect as though such resolution had been passed at a duly convened meeting. The Secretary shall record each resolution in the minute book.

         H) COMMITTEES May be appointed by a majority of the Board of Directors from its number, by resolution, with such powers and authority to manage the business as granted by the resolution.

         I) SALARIES of the Corporate Officers shall be determined by the Board of Directors.

                              ARTICLE III OFFICERS

         TITLE: This Corporation shall have a president, secretary, treasurer, and such other officers as may be necessary any two or more offices may be held by the same person. The officers shall be appointed by the Board of Directors at the regular annual meeting of the Board.

         B) DUTIES:

      THE PRESIDENT SHALL:

         1) Be the chief executive officer of the Corporation.

         2) Preside at all meetings of the Directors and the Stockholders.

         3)  Sign  or  countersign   all   certificates.   contracts  and  other
         instruments of the Corporation as authorized by the Board of Directors and shall perform all such other incidental duties.

      THE SECRETARY SHALL:

         1) have charge of the corporate hooks, responsible to make the necessary report, to the Stockholders and the Board of Directors.

         2) prepare and disseminate notices, waivers consents, proxies anti other material necessary for all meetings.

         3) file the sixty (60) day list of officers, directors, name of the resident agent and the filing fee to the Secretary of State.

         4) file the designation of resident agent in the office of the County Clerk in which the principal office of the Corporation in Nevada is located.

         5) file the annual list of officers. directors and designation of resident agent along with the filing fee.

         6) be the custodian of the certified articles of incorporation, bylaws and amendments thereto.

         7) supply to the Resident Agent or Principal Corporate Nevada 0ffice the name of the custodian of file stock ledger or duplicate suck ledger, along with the complete Post Office address of the custodian where such stock ledger or duplicate stock ledger is kept.

      THE TREASURER SHALL:

         1) Have the custody of all monies and securities of the Corporation and shall keep regular books of account.

         2) Perform all duties incidental to his office as directed of him by the Board of Directors and the President.


                                ARTICLE IV STOCK

         A) The certificates representing shard of the Corporations stock ,shall he in such form as shall he adopted by the Board of Directors. numbered and registered ire the order issued. The certificates shall bear tile following: the holders name, the number of, shares of stock, the signature either of the Chairman of the Board of Directors or the President, and either the Secretary or Treasurer.

         B)  No   certificate   shall  be  issued   until  the  full  ;mount  of
consideration has been paid, except as otherwise provided by law.

         C) Each share of stock shall entitle the holder to on vote.

                               ARTICLE V DIVIDENDS

 DIVIDENDS may be declared and paid Out of any funds available as often. In such amounts as the Board of Directors may determine, except as limited by law.

                             ARTICLE VI FISCAL YEAR

THE FISCAL YEAR of (the Corporation shall be determined by the Board of Directors.

                           ARTICLE VII INDEMNIFICATION

PURSUANT TO N.R.S. 78.751 any person who is a Director, Officer, Employee, or Agent of this Corporation, who becomes a party to an action is entitled to indemnification against expenses including attorney fees, judgments, fines and amounts paid in settlement, if he acted in good faith and he reasoned his conduct or action to be in the best interest of the Corporation.

                             ARTICLE VIII AMENDMENTS

         A) STOCKHOLDERS shall have the authority to amend or repeal all the bylaws of the Corporation and enact new by-laws, by affirmative vote of the majority of the outstanding shares of stock entitled to vote.

         B) THE BOARD OF DIRECTORS shall have the authority to amend, repeal, or adopt new bylaws of the Corporation, but shall not alter or repeal any bylaws adopted by the stockholders of the Corporation.

                                                                       EXHIBIT 4

                      RESOLUTION OF THE BOARD OF DIRECTORS

                                       OF
                              ABCO INDUSTRIES, INC.

                                    A Nevada
                                   Corporation









                                TIME AND LOCATION
A special meeting of the Board of Directors was called by President Wayne Gronquist on February 8, 2000. The meeting was called and conducted by Wayne Gronquit, as provided by the bylaws.


                                DIRECTORS PRESENT
Wayne Gronquist, the sole Director, was present and his presence constituted a quorum of the Board of Directors.

                                  CALL TO ORDER

President Wayne Gronquist called the meeting to order for the purpose of adopting a resolution.


                               RESOLUTION ADOPTED
After discussion the Board unanimously adopted the following resolution:

               RESOLVED that the President be and hereby is authorized to do the following:

                    a) Accept an agreement for the exchange of common stock for assets Between ABCO Industries Inc., a Nevada Corporation and the Shareholders o ABC Well Services CO. Inc., a Texas Corporation.

                    b) Authorize the Transfer Agent to issue to shareholders of ABC Well Services CO., Inc., 9,000,000 shares of common stock of ABC Industries Inc., $0.001 par value from its treasury so as the amount of shares then issued would be equal to 90% of the combined total of 10,000,000 outstanding shares in exchange for 100% of the issued and outstanding shares of ABC Well Services CO. Inc shall become a wholly owned subsidiary of ABCO Industries, Inc.

                                   ADJOURMENT
There being no further business to come before the meeting, upon motion duly made and unanimously carried, the meeting was adjourned.


                            CERTIFICATE OF SECRETARY
I hereby certify that the foregoing minutes of the Special Meeting of the Board of directors of ABCO Industries, Inc. constitute a true and correct copy of the minutes of that meeting.


     IN WITNESS HEREOF, I have hereunto subscribed my name and affixed the seal of the Corporation the 8th day of February 2000.







                                     ----------------------------------------
                                     Wayne Gronquist, President and Secretary

                                                                       EXHIBIT 5




THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT NOR REGISTERED UNER ANYSTATE SECURITIES LAW AND ARE RESTRICTED AS THAT TERM IS DEFINED IN RULE 144 UNDER THE 1933 ACT. THE SECURITIES MAY NOT BE OFFERED SALE: SOLD OR OTHERWISE
TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION-UNDER THE 1933 ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY AGREEMENT FOR THE EXCHANGE OF COMMON STOCK FOR ASSETS


     AGREEMENT made February 8th, 2000 by and between ABCO Industries, Inc. a Nevada corporation (the "ISSUER") and the Shareholders of ABC Well Services CO. Inc. a Texas Corporation.

     In consideration of the mutual promises, covenants, and representations contained herein, and other good and valuable consideration.

     THE PARTIES HERETO AGREE AS FOLLOWS:

     1. EXCHANGE OF SECURITIES. The ISSUER has 1,000,000 shares outstanding. Subject to the terms and conditions of this Agreement, the ISSUER agrees to issue to SHAREHOLDERS of ABC Well Services CO. Inc. (Exhibit A SHAREHOLDERS
LIST) 9,000,000 shares of the common stock of ISSUER $0.001 par value from its treasury so the amount of shares then issued would be equate to 90% of the combined total of 10,000,000 outstanding shares (the "Shares ") in exchange for $5,255,000.00 of accrued assets subject to its $2,440,000 attached debt all owned and controlled by the ABC Well Services CO. Inc., (See attached Exhibit H "ASSETS AND DEBT').

     2. REPRESENTATIONS AND WARRANTIES. Issuer represents and warrants to ABC Well Services CO., Inc. the following

          i. Organization. ISSUER is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. and has all necessary corporate powers to own properties and can on a business, and is duly qualified to do business and is in good standing in the State of Nevada. All actions taken by the directors and shareholders of ISSUER have been valid and in accordance with the laws of the Suite of Nevada.

          ii. Capital. The authorized capital stock of ISSUER consists of 50,000,000 shares of common stock. $O.0001 par value, of which a 1,000,000 are issued and outstanding and 1,000,000 preferred shares at no par value. All of the outstanding shares were fully paid and non assessable, free of liens, encumbrances, options, restrictions and legal or equitable rights of others not a party to this Agreement. At closing there will be no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating ISSUER to issue or to transfer from treasury any additional shares of its capital stock. A11 of the shareholders of ISSUER have valid title to such shares and acquired their shares in a lawful transaction and in accordance with the laws of the State of Nevada. After closing the new issued and outstanding will be 10,000,000.

          iii. Financial Statements. Annexed hereto as Exhibit B to this Agreement are the audited financial statements of ISSUER as of November 5, 1999. The financial statements have been prepared in accordance with generally accepted accounting principles consistently followed by ISSUER throughout the periods indicated and fairly present the financial position of ISSUER as of the date of the balance sheet in the financial statements and the results of its operations for the periods indicated.

         iv. Absence of Chances. Since the date of the financial statements, there has not been any change in the financial condition or operations of ISSUER except changes in the ordinary course of business which changes have not in the aggregate been materially adverse.

          v. Assets and Liabilities. ISSUER does not have any debt, liability, or obligation or nature, whether accrued, absolute, contingent, or otherwise and whether due or to become due, that is not reflected on the ISSUERS' financial statement. ISSUER is not aware of any pending, threatened or asserted claims, lawsuits or contingencies involving ISSUER or its common clock. There is no dispute of any kind between ISSUER and any third party, and no such dispute will exist at the closing of this Agreement. ISSUER has no asscts. At closing ISSUER will be free from any and all liabilities, liens, claims and/or commitments and will continue to have no assets.

          vi. Ability to Contract Out Obligations. ISSUER has the right power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement by ISSUER and the performance by ISSUER of its obligations hereunder will not cause, constitute with or result in (a) a breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, by-laws, or other agreement or instrument to which ISSUER or its shareholders are a party or by which they may be bound, nor will the consent or authorizations of any party other than those hereto be required. (b) an event that would cause ISSUER to be liable to any party. or (c) an event that would result in the creation or imposition or any lien, charge or encumbrance on any asset of ISSUER or upon the securities of ISSUER to be acquired by SHAREHOLDERS.

          vii. Full Disclosure. None of the representations and warranties made by the ISSUER or in any certificate or memorandum furnished or to be furnished by the ISSUER contains or will contain any untrue statement of a material fact or omit any material fact the omission of which would be misleading.

          viii. Contracts and Leases. ISSUER is not currently carying on any business and is not a party to any contract agreement or lease. No person holds a power of attorney from ISSUER.

          ix. Compliance with Laws. ISSUER has complied with and is not in violation of any federal, state, or local statute, law and/or regulation pertaining to ISSUER. ISSUER has complied with all federal and state securities laws in connection with the issuance, sale and distribution of its securities.

          x. Litigation. ISSUER is not and has not been a party to any suit, action, arbitration or legal, admistrative or other proceeding, or pending governmental investigation. To the best knowledge of the ISSUER, there is no basis for any such action or proceeding and no such action or proceeding is threatened against ISSUER and ISSUER is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local or foreign court, department agency or instrumentality.

          xi. Conduct of Business Prior to the closing. ISSUER shall conduct its business in the normal course, and shall not (1) sell, pledge or assign it's assets (2) amend its Articles of Incorporation or By-laws,
          (3) declare dividends redeem or sell stock or other securities, (4) incur am liabilities, (5) acquire or dispose of any assets enter into any contract guarantee obligations of any third part or (6) enter into any other transaction.

          xii Documents. All minutes, consents or other documents pertaining to ISSUER to be delivered at closing shall be valid and in accordance with the laws of the State of Nevada

          xiii Title. The Shares to be issued to ABC Well Services CO. Inc. will be, at closing, free and clear of all liens, security interests, pledges, charges, and claims of any kind. None of such Shares are ,or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to such shares, except as provided in this Agreement. the ISSUER is not a party to any agreement which offers or grants to any person the right to purchase or acquire any of the securities to be issued to ABC Well Services CO., Inc. There is no applicable local, state or federal law, rule, regulation, or decree which would, as a result of the issuance of the Shares to ABC Well Services CO., Inc. impair, restrict or delay ABC Well Services CO., Inc. voting rights with respect to the Shares.

3. INVESTMENT INTENT ABC Well Services CO., Inc. agrees that the Shares being issued pursuant to this Agreement may be sold, pledged, assigned, hyothecate or otherwise transferred with or without consideration (a "Transfer"). Only pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act the availability of which is to be established to the satisfaction of ISSUER. ABC Well Services CO., Inc. agrees, prior to am Transfer, to give written notice to ISSUER expressing his desire to effect the transfer and describing the proposed transfer.

4. CLOSING. The closing of this transaction shall take place via telephone. Unless the closing of this transaction takes place on or before five days from the signing of this agreement then either party may terminate this Agreement

5. DOCUMENTS TO BE DELIVERED AT CLOSING.

                By the ISSUER:

               (1) Board of Directors Minutes authorizing the issuance of a certificate(s) for ABCO Industries, Inc. Shares registered in the names of the SHAREHOLDERS equal to their pro-rata holdings in the PRIVATE COMPANY.

               (2) The resignation of all officers of ISSUER.

               (3) A Board of Directors resolution appointing such person as ABC Well Services CO., Inc. designate as a directors of ISSUER.

               (4) The resignation of all the directors of ISSUER- except that of ABC Well Services CO., Inc. designee(s) dated subsequent to the resolution described above.

               (5) Audited financial statements of ISSUER which shall include a balance sheet and statements of operations, stockholders equity and cash flows for the twelve month period then ended.

               (6) All of the business and corporate records of ISSUER, including but not limited to correspondence, files, bank statements, checkbooks, savings account books, minutes of shareholder and directors meetings, financial statements shareholder listings stock transfer records agreements and contracts.


6. REMEDIES.

               Arbitration. Any controversy or claim arising out of, or relating to this Agreement, or the making performance or interpretation thereof shall be settled by arbitration in the state of Nevada in accordance with the Rules of the American Arbitration Association then existing and judgment on the arbitration award may be entered to any court having jurisdiction over the subject matter of the controversy.

7. MISCELLANEOUS.


               i. Captions and Headings. The Article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

               ii. No oral Change. This Agreement and any provision hereof may not be waived, changed, modified, or discharged orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

               iii. Non Waiver Except as otherwise expressly provided herein waiver of any covenant condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged and (1) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions. (2) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (3) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other subsequent breach.

               iv. Time of Essence. Time is of the essence of this agreement and of each and every provision hereof.

               v. Entire Agreement This Agreement contains the entire Agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings.

               vi. Counterparts.  This Agreement may be executed  simultaneously in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

               vii. Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified postage prepaid and properly addressed And by fact as follows:

ISSUER: ABCO Industries, Inc. 816 Congress Avenue, Suite 1100, Austin, Texas 78701 Shareholders of ABC Well Services CO., Inc. , 125 N. Fort Worth, Midland, Texas 79701

IN WITNESS  WHERE OF the  undersigned  has executed this  Agreement  January 14,
2000.

 SIGNED BY


 Wayne Gronquist at Director and Resident

 Shareholder of ABC Well Services CO.. Inc.

 Name
         ATTACHED EXHIBIT A "SHAREHOLDER LIST"
         ATTACHED EXHIBIT B "ASSETS AND DEBT"

                                                                       EXHIBTI 6

   THE STATE OF TEXAS
   COUNTY OF TRAVIS


                                    AFFIDAVIT


Before me, the undersigned authority on this date personally appeared Wayne Gronquist known to me, who after by me being first duly sworn, deposed and said as follows:

My name is Wayne Gronquist. I am over the age of eighteen years have personal knowledge of the matters contained herein and am fully competent to make this affidavit.

I am the president and sole director of ABCO Industries, Inc, a Nevada corporation {the Corporations") The Corporation was organized and incorporated under the laws of the state of Nevada on May 9, 1996 and has a current authorized capitalization of 50,000,000 of common stock with a $0.001 per share par value and 1,000,000 shares of preferred stock with the same par value.

As of December 1, 1999, 1,000,000 shares of thee common stock and none of the preferred stock was outstanding.

Of the issued and outstanding common stock, 20,667 shares are held either directly or beneficially by the Corporation's sole officer and director; Wayne Gronquist. The remaining 979,333 shares of the issued and outstanding common stock are held by 301 shareholders who are not affiliates of the Corporation.

On October 8, 1999 the Board of Directors of the Corporation a resolution amending the Articles of Incorporation to increase the Corporation's. capitalization to 50,000,000 and to forward-split the existing common stock on a 50:1 basis.

Further, I certify that the List of Shareholders as well as all other corporate dements delivered to Gary E. Parks, Attorney at Law, are true and correct copies of such records as they exist on the Corporation's books.

I am not aware of any changes in the condition of the Corporation that have a material effect on the foregoing representations.

I have made the foregoing representations in order to induce Gary D. Parks, Attorney at Law to render an opinion concerning some of the foregoing matters. I acknowledge that Gary E. Parks will rely on these representations and that but for the making of these representations, his opinion would not be delivered.

          Executed this 1st day of December 1999.


          Wayne  Gronquist

          SUBSCRIBED AND SWORN to before me on this 1st day of December 1999.

The State of Texas
County of Travis


                                         [graphic omitted]
                THOMAS J GARRET

       Notary Public in  and for Texas